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SECURIISSION

05044414

ANNU... ...ORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-022752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2004** (MM/DD/YY) AND ENDING **September 30, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

David A. Noyes & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Art Harmon (312) 782-0400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/29/05

OATH OR AFFIRMATION

I, **Paul Murin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **David A. Noyes & Company**, as of **September 30, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Pres.

Title

Notary Public


"OFFICIAL SEAL"
LESTER R HOCHHALTER
COMMISSION EXPIRES 09/19/09
NOTARY PUBLIC STATE OF ILLINOIS

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants


SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH, D.C.
185
SECTION

David A. Noyes & Company

Statement of Financial Condition Report
September 30, 2005

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company as of September 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David A. Noyes & Company as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 4, 2005

David A. Noyes & Company

Statement of Financial Condition
September 30, 2005

Assets		
Cash	$	64,341
Securities owned, at market value		4,406,131
Receivable from clearing firm		1,765,640
Employee receivables		303,633
Equipment and leasehold improvements, less accumulated depreciation and amortization of $53,002		70,491
Other assets		124,331
Total assets	$	6,734,567
Liabilities and Stockholders' Equity		
Securities sold, not yet purchased, at market value	$	12,944
Accounts payable and accrued expenses		3,443,511
Total liabilities		3,456,455
Commitments and Contingent Liabilities (Note 5)		
Stockholders' Equity		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 63,779 shares		3,895,134
Accumulated deficit		(617,022)
Total stockholders' equity		3,278,112
Total liabilities and stockholders' equity	$	6,734,567

The accompanying notes are an integral part of this statement of financial condition.

David A. Noyes & Company

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

David A. Noyes & Company (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and the National Association of Securities Dealers (NASD) and a guaranteed introducing broker of R.J. O'Brien, a futures commission merchant. The Company is engaged in principal and agency transactions in securities and other related activities. The Company's customer securities and commodities transactions are cleared through other broker-dealers and a futures commission merchant on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are recorded at market value, and securities not readily marketable, at cost, which approximates fair value.

Equipment and leasehold improvements: Equipment is recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporation income taxes.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at September 30, 2005, consist of:

	Owned	Sold, Not Yet Purchased
United States government bonds	$ 184,442	$ -
State and municipal government obligations	834,317	-
Corporate bonds	2,453,061	-
Common stock	934,311	12,944
	$ 4,406,131	$ 12,944

Note 3. Clearing Firm

The amount receivable from clearing firm at September 30, 2005, is comprised of the following:

Receivable from clearing firm	$ 1,017,660
Fees and commissions receivable	586,730
Other	161,250
	$ 1,765,640

Note 4. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis.

Note 5. Commitments and Contingent Liabilities

The Company leases office space under various noncancelable operating leases expiring through July 30, 2020. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending September 30 :	
2006	$ 784,555
2007	711,481
2008	536,752
2009	645,315
2010	702,044
Thereafter	5,212,159
	$ 8,592,306

The Company had received abatements of rent on its office facilities leases, which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2005 $62,084 is related to the aforementioned deferred rent included in accounts payable and accrued expenses.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 6. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreements, the Company is required to maintain a deposit with one of its clearing organizations.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2005. The Company monitors such risk on a daily basis.

Note 6. Financial Instruments with Off-Balance-Sheet Credit and Market Risk (continued)

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with two financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at September 30, 2005 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 7. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires that the Company maintain net capital equal to an amount not less than $2,500 for each security with a market value of $5 and over and $1,000 for each security with a market value of $5 and under in which the Company makes a market based on the average number of such markets made by the Company during the 30 days immediately preceding the computation date, not to exceed $1,000,000. At September 30, 2005, the Company had net capital of $2,368,113 which was $1,699,113 in excess of its required net capital of $669,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.